May 8, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Attn: Jim B. Rosenberg
100 F. Street NE
Washington, D.C. 20549

Re: UnitedHealth Group Incorporated
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 9, 2012
File No. 001-10864

Dear Mr. Rosenberg,

On behalf of UnitedHealth Group Incorporated (the Company), this letter responds to the comments of the staff (Staff) of the Securities and Exchange Commission (the Commission) on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (2011 10-K), as detailed in the Staff's letter dated April 25, 2012 (the Comment Letter).

The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter. For your convenience, we have reproduced the Staff's comment preceding each response.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Critical Accounting Estimates
Revenues, page 46

1.
You state that effective in 2011, premium revenue subject to the premium rebates of the Health Reform Legislation are recognized based on the estimated premium earned net of the projected rebates over the period of the contract, when that amount can be reasonably estimated and that the estimated premium is revised each period to reflect current experience. Please address the following:

•	Provide us proposed disclosure to be included herein in future periodic reports that discloses the amount of these rebates recorded to revenue and any material changes in the prior period estimate.

•
Please clarify what amount you are referring to in your statement “when that amount can be reasonably estimated”. If you are not recording rebates that cannot be reasonably estimated please tell us why this is appropriate.

•
Provide us proposed disclosure to be included in your financial statements of future periodic reports describing how you determine the amount of these rebates and your accounting policy for recording them.

Response:

We have not historically disclosed the amounts recorded to revenue for projected rebates (Premium Rebates) on medical loss ratios below the minimum levels established by Health Reform Legislation (a collective term for the Patient Protection and Affordable Care Act and the

Mr. Rosenberg
May 8, 2012

subsequent reconciliation measure, the Health Care and Education Reconciliation Act of 2010) because these amounts were not material to our financial position, results of operations or cash flows for 2011 or the first quarter of 2012. Quantitatively, the total amount of Premium Rebates accrued to revenue in 2011 and recorded on the Consolidated Balance Sheet as of December 31, 2011 represented:

•	Less than 0.5% of both consolidated revenue and UnitedHealthcare segment revenue;

•	Less than 5.5% of consolidated earnings from operations, and less than 6.5% of UnitedHealthcare segment earnings from operations; and

•	Less than 2.0% of consolidated current liabilities as of December 31, 2011.

Additionally, the subsequent period earnings impact for revisions to prior-quarter estimates based upon additional data then available was not material in any quarter during 2011.

The total amount of 2012 Premium Rebates (to be paid in 2013) accrued to revenue during the first quarter of 2012 and recorded on the Condensed Consolidated Balance Sheet as of March 31, 2012 represented:

•	Less than 0.3% of both consolidated revenue and UnitedHealthcare segment revenue;

•	Less than 3.0% of consolidated earnings from operations, and less than 3.5% of UnitedHealthcare segment earnings from operations; and

•	Less than 2.0% of consolidated current liabilities as of March 31, 2012.

We have disclosed and will continue to disclose information about our Premium Rebate obligations, even when not material, to the extent it assists readers in understanding trends and non-recurring events affecting our results of operations. For example, although not material, in our Form 10-Q for the period ended March 31, 2012 filed on May 3, 2012 (First Quarter 2012 Form 10-Q) under “First Quarter 2012 Results of Operations Compared to First Quarter 2011 Results” we disclosed that:

UnitedHealthcare's earnings from operations for the three months ended March 31, 2012 increased compared to the prior year primarily due to … and a benefit of $130 million from updating estimates and regulatory clarifications regarding the calculations of 2011 premium rebates payable.

This disclosure was included because a change in prior-period estimates was a contributing factor to the period-over-period change in operating earnings at our UnitedHealthcare segment and qualitatively represented a one-time item that is not expected to recur (and, thus, is not indicative of future results).

In addition, in Item 7, “Management's Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) of the 2011 10-K and in Item 2, MD&A of the First Quarter 2012 Form 10-Q, we disclosed that we expect operating cash flows to be lower in 2012 due, in part, to payments in the third quarter of 2012 for 2011 Premium Rebate obligations. Based on accrued Premium Rebate amounts and expected nine month cash flows, we do not expect these payments to have a material impact on nine month or annual cash flows reported in 2012.

The amounts recorded for Premium Rebate accruals are a function of pricing policy, medical cost trend expectations and other factors. Because we consider Premium Rebates in the pricing of our products and operate in tight competitive commercial markets, we expect Premium Rebate amounts to remain immaterial in the future. Additionally, because the impact of Premium Rebates was not material to our 2011 results of operations, 2011 is comparable to other historical periods

Mr. Rosenberg
May 8, 2012

reported. Some of the considerations noted above have been disclosed in Item 2, MD&A in the First Quarter 2012 Form 10-Q, as follows:
In response to the Health Reform Legislation, minimum loss ratios and premium rebates are considered in the pricing of our products. We have also made changes to reduce our product distribution costs, including reducing producer commissions, and are continuing to implement changes to distribution in the large group insured market segment. Our results in 2012 and 2011 include the effects of our estimates of the premium rebates.

We also respectfully highlight for the Staff disclosures relating to Premium Rebates throughout various sections of our 2011 Form 10-K including Item 1, “Business - Government Regulation,” Item 1A, “Risk Factors”, Item 7, “MD&A - Regulatory Trends and Uncertainties” and in Item 8, “Financial Statements - Notes to the Consolidated Financial Statements”. These disclosures include, but are not limited to, discussion of the following considerations related to Premium Rebates:

•	A description of Premium Rebates and how they are calculated;

•	Risks to the results of operations, financial position and cash flows;

•	Actions we have taken in response to Premium Rebate legislation; and

•
The accounting for Premium Rebates including discussion of our accounting policy, timing of recognition, significant factors included in our estimates, and where on the statement of operations they are recorded.

Because Premium Rebates recorded to revenue are not material, and considering the other significant disclosures already included in our filings, we do not believe that disclosure of Premium Rebate amounts provides significant decision-useful information to the users of our financial statements. To the extent our accruals for Premium Rebates, changes in prior period estimates or actual rebate payments become or are expected to become material to our financial position, results of operations or cash flows, we will appropriately disclose that information.

The statement “when that amount can be reasonably estimated” in our description of our accounting policy for revenue recognition refers to the fact that, in accordance with the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) paragraph 944-605-25-2, our accounting policy requires that only if the ultimate premium (including the effects of Premium Rebates) is reasonably estimable can it be recognized over the period of the contract. Our policy requires that if we were unable to reasonably estimate the ultimate premium, the cost recovery method or deposit method would be used until ultimate premium becomes reasonably estimable. We did not use the cost recovery or deposit method to account for any of our premium revenue during 2011 as we were able to reasonably estimate Premium Rebates and ultimate premium revenue in all cases. We expanded our disclosure in our Notes to the Condensed Consolidated Financial Statements of the First Quarter 2012 Form 10-Q to more clearly describe our revenue recognition accounting policy including how we determine the amount of Premium Rebate accrual as follows:

Effective in 2011, premium revenues subject to premium rebates of the Patient Protection and Affordable Care Act and a reconciliation measure, the Health Care and Education Reconciliation Act of 2010 (Health Reform Legislation) are recognized based on the estimated premium earned net of the projected rebates over the period of the contract because the Company is able to reasonably estimate ultimate premium. Each period the Company estimates premium rebates based on expected refunds required. The most significant factors in estimating these rebates are financial performance within each aggregation set (e.g., by state, group size and licensed subsidiary), including medical claim experience and effective tax rates, as well as changes in business mix and

Mr. Rosenberg
May 8, 2012

regulatory requirements. The estimated ultimate premium is revised each period to reflect current experience.

We will also include the above disclosure in future periodic filings.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
12. Commitments and Contingencies, Page 81

2.
You state that you provide guarantees related to your performance under certain contracts and that, if standards are not met, you may be financially at risk up to a stated percentage of the contracted fee or a stated dollar amount. Please tell us the following:

•	Your accounting policy for recording these guarantees and an analysis demonstrating how it complies with GAAP;

•
The contracts that these guarantees relate and your revenue recognition policy for fees under these contracts specifically addressing how the fees are fixed or determinable as discussed in Staff Accounting Bulletin Topic 13.A.4. Revenue Recognition; and

•	For each of the last three years, the portion of your fees subject to guarantees and the maximum amount that is at risk.

Response:

Various types of performance guarantees are included in our insurance contracts and in our service contracts, such as our administrative services only (ASO) contracts with customers who fund their own claims.

We have not disclosed our accounting policy related to our performance guarantees due to their immaterial impact on our consolidated financial statements. This is exemplified by the fact that for each of the last three years each of the following ratios was less than 1%:

•	The portion of fees subject to guarantees and the maximum amount of revenue at risk to consolidated revenue*;

•	The liability accrued for performance guarantees to total current liabilities; and

•	The total amounts ultimately paid due to performance guarantees to operating cash flows.

*
A significant portion of fees subject to guarantees do not represent revenue recognized at risk (via claw-back, refund, etc.) because the associated guarantees are based on monthly or quarterly metrics for which the results are known at the end of any given quarterly or annual reporting period. Consequently, revenue is only recognized to the extent the conditions of the performance guarantees are met. Because these monthly and quarterly guarantees represent a significant portion of our performance guarantees, the actual amount of “at-risk” revenue reported in our consolidated financial statements represents significantly less than 1% of total revenue.

Insurance Contract Guarantees

Premium revenue related to insurance contracts represented approximately 90% of our total consolidated revenue for the year ended December 31, 2011 and 91% of our total consolidated revenue for both years ended December 31, 2010 and 2009. We have limited performance guarantees in our insurance contracts. The performance guarantees that are included in our

Mr. Rosenberg
May 8, 2012

insurance contracts are accounted for in accordance with the revenue recognition guidance in ASC paragraph 944-605-25-2, as summarized in the following paragraphs.

If premiums are subject to adjustment due to the presence of performance guarantees, and if the ultimate amount of premiums to be earned over the contract period is reasonably estimable, then premium revenue is recognized over the contract period based upon the estimated ultimate amount. Revenue is revised to reflect current experience as improved information regarding performance against our guarantees becomes available. If the ultimate premium cannot be recognized due to the existence of significant guarantees that are not reasonably estimable, the cost recovery method or the deposit method would be used until the ultimate premium becomes reasonably estimable.

To determine if the ultimate premium to be received under our insurance contracts is reasonably estimable, we evaluate the specific facts and circumstances related to each contract. This analysis includes, but is not limited to, consideration of the following:

•	The level of historical experience with similar performance guarantees;

•	Historical and expected variability created by the guarantee to the total contract premium revenue (for example, whether the guarantee is expected to cause significant unpredictable premium results);

•
The level of influence we have in either meeting or failing to meet the guaranteed level of performance (typically, the more influence that we have over the ultimate outcome the more predictable the result);

•	The amount of time over which the outcome of the performance guarantee is expected to be resolved; and

•	Whether or not future performance in relation to the guarantee is involved.

Service Contract Guarantees

Service revenues represented approximately 6.5%, 6.2% and 6.1% of our total consolidated revenues in 2011, 2010 and 2009, respectively. In 2011, approximately 65% of our consolidated service revenue is generated by ASO contracts. Most of our ASO contracts are one year contracts. Certain of our ASO contracts contain service-level guarantees. For example, an ASO contract may include guarantees related to claims operations performance standards (e.g., time to pay, claim adjustment time, processing accuracy rates, etc.) and customer phone service performance standards (e.g., average speed to answer, abandonment rate, etc.). These guarantees are included in our contracts to ensure that the services received by customers meet agreed-upon standards of performance.

Given a lack of directly applicable authoritative literature related to our performance guarantees in our service contracts, we consider other accounting guidance by analogy to assist in our analysis of whether revenue is fixed or determinable. Guidance considered includes the warranty guidance in ASC Subtopic 460-10, the guidance related to refundable fees for services in Staff Accounting Bulletin Topic 13.A.4. Revenue Recognition, and ASC 605-20-S99 (formerly EITF D-96, Accounting for Management Fees Based on a Formula). Accordingly, to evaluate whether or not our service revenue subject to guarantees of adequate performance is fixed or determinable, we consider factors including, but not limited to, the following:

•	The level of historical experience with similar performance guarantees and whether that experience is expected to be predictive of future events;

•
The amount of influence we have in either meeting or failing to meet the guaranteed level of performance (typically, the more influence that we have over the ultimate outcome the more predictable the result);

•	Our ability to reliably estimate the amount of penalties associated with non-performance;

•	The amount of time over which the outcome of the performance guarantee is expected to be resolved;

Mr. Rosenberg
May 8, 2012

•	Whether or not future services could be required as a result of failing to meet a performance guarantee; and

•	Size of the homogenous pool of contracts and performance guarantees.

In addition to these considerations, we also consider factors related to ASC 605-20-S99 (formerly EITF D-96, Accounting for Management Fees Based on a Formula), such as: (1) whether there is a consistent, objective formula, (2) whether the guarantee is performance-based, (3) whether the results of the formula can be objectively determined at each reporting period, and (4) whether we are legally entitled to the recognized amount of revenue each period upon contract termination (e.g., future performance is not required).

In conclusion, we have not disclosed our accounting policy related to our performance guarantees due to the immaterial impact of our performance guarantees on our consolidated financial statements. To the extent that the impact of our performance guarantees is expected to become material to our consolidated financial statements, we will include appropriate disclosure in future filings.

* * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is available at the convenience of the Staff to discuss the matters raised in the Comment Letter or this response. Please contact the undersigned at (952) 936-7109 or Eric S. Rangen, Senior Vice President and Chief Accounting Officer of the Company, at (952) 936-5778 with any questions.

Sincerely,

/s/ DAVID S. WICHMANN
David S. Wichmann
Executive Vice President and Chief Financial Officer of UnitedHealth Group and President of UnitedHealth Group Operations